Contact

www.linkedin.com/in/art-
horan-8a92886 (LinkedIn)
www.ucnlive.com (Company)

Top Skills

Film
Art
Theatre

Languages

French

Certifications

Member of the California Bar
Association

Art Horan

Experienced Executive Producer in film, television and digital
production.
Los Angeles, California, United States

Summary

ART HORAN is Executive Producer of UCN Productions, President
and CEO of Bronson Park Films, a film, television and digital
production company based in Los Angeles, California. Producer,
lawyer and business executive with broad experience in both film
and television development, production and distribution. Art was
formerly Vice President, Warner Bros. TV and President of WMG
Film Co. Art was Executive Producer of two time Academy Award
winning independent hit The Usual Suspects; Executive Consultant
on the Sundance Film Festival award winning documentary
film Ballad of Ramblin Jack; Executive Producer of a one hour
documentary for ESPN on women and boxing Ring Girls directed by
academy nominated director Amy Berg and most recently Producer
of the documentary film Hands of God about the 2016 Iraq Olympic
Boxing Team along with Executive Producer academy award
winning writer/director Alfonso Cuarón.

Art is also Co–Founder of unclive.com a website dedicated to
independent sports journalism and entertainment and served as
Executive Vice President for USA Boxing, the governing body of all
Olympic style boxing in the United States under the United States
Olympic Committee

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Experience

Bronson Park Films
President
September 2012 - Present (11 years 4 months)
Greater Los Angeles Area

Film, television and digital production company. Produced the documentary
film Hands of God an "Alfonso Cuarón Presents" directed by Riccardo Romani
about the Iraq National Boxing Team as they competed to be part of the 2012
Olympic Games in Rio. The film was shot in 5 different countries including Iraq
over the course of a year. The film will be available for distribution June 2017.

UCN Productions
Executive Producer
July 2014 - Present (9 years 6 months)
2205 Campus Drive, El Segundo, CA 90245

Executive Producer of the following digital series productions: Golovkin
Uncensored;Who Is; Gloves Off with Ray Mancini and Ten Count.

Undisputed Champion Network
Co-Founder
July 2014 - Present (9 years 6 months)
Greater Los Angeles Area

On the worldwide web at www.ucnlive.com, UCN provides news, streaming of
boxing events and original programming for the world wide boxing fan.

USA Boxing, Inc.
Executive Vice President
September 2011 - September 2012 (1 year 1 month)
Colorado Springs, Colorado Area

Provide marketing and business planning for the US Olympic Boxing program
leading into the London Olympic Games, Summer 2012.

All American Heavyweights
Executive Vice President
April 2009 - September 2011 (2 years 6 months)
Greater Los Angeles Area

Provided business and legal advice to the Chairman and CEO. Oversaw
the day to day operation of a staff of 10 that included overseeing overhead,
budgeting, live events, business and legal affairs.

DeAngelis Productions
Head of Motion Pictures
August 2000 - November 2001 (1 year 4 months)
Rome Area, Italy

Spearheaded the establishment of a theatrical motion picture division.
Partnered with senior management to support the company's expansion into
the United States; determined and championing strategic television producing
partners within the U.S. Counseled on multiple legal matters, including
intellectual property protection, as well as various contracts and agreements.
Secured and managed outside counsel for arbitration.

WMG
President
September 1993 - September 1995 (2 years 1 month)
Greater Los Angeles Area

Executive Producer of The Usual Suspects, winner of two academy awards.
Responsible for hiring all key creative staff. Provided operational and legal
leadership over 10-person team. Pursued, assessed and structured desirable
projects for film and television investment including animation. Teamed
with outside counsel to draft favorable agreements. Consulted with senior
leadership regarding intellectual property and copyrights.

Warner Bros. Entertainment Group of Companies
Vice President
September 1983 - September 1991 (8 years 1 month)
Greater Los Angeles Area

Responsible for overseeing network television productions, including pilots,
series, Movies for Television and mini series. Oversight of network license
agreements, budgets, staffing, cast, writers, directors and producers.

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Education

Pepperdine University School of Law
Doctor of Law (JD), Constitutional Law

Stonehill College
Bachelor of Science (BS), Political Science